SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

Siemens AG
(Name of Issuer)

Common Stock
(Title of Class of Securities)

826197501
(CUSIP Number)

February 9, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.			NAMES OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS. WestLB AG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3.			SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	32,434,500
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER	32,434,500
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,434,500
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.632%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BK

Item 1(a).	Name of Issuer: Siemens AG
Item 1(b).	Address of Issuer’s Principal Executive Offices:

Wittelsbacherplatz 2

80333 Munich, Germany

Item 2(a).	Name of Person Filing: WestLB AG

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Herzogstrasse 15

40217, Dusseldorf, Germany

Item 2(c).	Citizenship: Germany
Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 826197501

Item 3.    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under section 15 of the Act
(b)	☐	Bank as defined in section 3(a)(6) of the Act
(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act
(d)	☐	Investment Company registered under section 8 of the Investment Company Act
(e)	☐	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f)	☐	Employment Benefit Plan, Pension Fund which is subject to the provisions of the Employee

Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company, in accordance with section 240.13d-1(b)(1)(ii)(G) (Note: See Item 7)
(h)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

Item 4.	Ownership.

(a)	Amount beneficially owned: 32,434,500
(b)	Percent of Class: 3.632%
(c)	Number of shares to which the person has:

(i) Sole power to vote or to direct the vote 32,434,500.

(ii) Shared power to vote or direct the vote ____________.

(iii) Sole power to dispose or direct the disposition of 32,434,500.

(iv) Shared power to dispose or direct the disposition of __________.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2008

By:	/s/ Fred Mauhs
Fred Mauhs, Managing Director

By:	/s/ Robert Rabbino
Robert Rabbino, Executive Director